UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR APRIL 19, 2001

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                              LOCALIZA SYSTEM LTDA.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - December 31,1999  and 2000
2. Consolidated Statements of Income for the Years ended December 31, 1999 and 2000
3. Summary Financial Data by Business Segment for the Years ended December 31, 1999 and 2000
4. Reclassification of Certain Financial Statement Itens
5. Selected Historical Financial and Other Data - 4Q1999, 4Q2000, Years ended December 31, 1999 and 2000

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                             December 31,
                                                     -----------------------
                                                       1999           2000
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                               6,993         22,470

Marketable securities                                  77,475         79,731

Accounts receivable, net                               18,764         32,478

Revenue-earning vehicles, net                         104,753        167,805

Deferred income taxes                                   1,503          8,245

Prepaid expenses and other                              9,961          4,265
                                                      -------        -------
                                                      219,449        314,994
                                                      -------        -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                          80,388         85,320

Escrow deposits                                        12,932         15,626

Receivables from related parties                        1,456             93

Compulsory loans                                        5,535          2,063

Prepaid expenses                                        3,158          2,404

Deferred income taxes                                   9,534          8,136

Recoverable taxes and other                               741            101
                                                      -------        -------
                                                      113,744        113,743
                                                      -------        -------


PROPEERTY AND EQUIPMENT, NET                           7,318           7,922
GOODWILL                                                   -           4,874
                                                      -------         ------
                                                       7,318          12,796
                                                      -------        -------

Total assets                                          340,511        441,533
                                                      =======        =======

                  LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                             December 31,
                                                     -----------------------
                                                       1999           2000
                                                     --------       --------
CURRENT LIABILITIES:

Short-term loans                                        2,965          4,240

Current portion of long-term debt                       4,533         33,482

Accounts payable                                        4,511         18,500

Payroll and related charges                             6,706          8,870

Taxes, other than on income                             2,243          3,462

Advances from customers                                 2,494            743

Income and social contribution taxes                      905          1,576

Other                                                     301            346
                                                       ------         ------
                                                       24,658         71,219
                                                       ------         ------

NONCURRENT LIABILITIES:

Long-term debt                                        178,900        195,540

Reserve for contingencies                              17,044         21,161

Deferred taxes liability                                  585            490

Other                                                   1,513            419
                                                      -------        -------
                                                      198,042        217,610
                                                      -------        -------

MINORITY INTEREST                                         125             95


SHAREHOLDERS' EQUITY:

Capital Stock                                         106,303        117,523

Accumulated earnings                                    9,627         33,615

Other comprehensive income                              1,756          1,471
                                                      -------        -------
                                                      117,686        152,609
                                                      -------        -------
Total liabilities and shareholders' equity            340,511        441,533
                                                      =======        =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                     Year ended December 31,
                                                    -------------------------
                                                       1999            2000
                                                     --------        -------
NET REVENUES:


Car  rental                                            86,385        103,160

Fleet management                                       58,366         97,714

Franchising                                             4,844          6,586

Used car sales                                         84,519         88,995
                                                      -------        -------
Total revenues                                        234,114        296,455
                                                      -------        -------


EXPENSES AND COSTS:

Direct operating                                     (45,413)       (60,762)

Cost of used car sales                               (71,566)       (63,152)

Selling, general and administrative                  (31,705)       (38,014)

Depreciation of vehicles                             (31,099)       (49,803)

Other depreciation and amortization                   (2,409)        (2,915)
                                                     -------        -------
                                                    (182,192)      (214,646)
                                                     -------        -------

Operating income                                      51,922         81,809


FINANCIAL EXPENSE, NET                               (29,360)       (19,841)

GOODWILL AMORTIZATION                                      -           (147)

NONOPERATING INCOME (EXPENSE), NET                      (192)          (118)
                                                      ------         ------

Income before taxes and minority interest             22,370         61,703
                                                      ------         ------

INCOME TAXES                                          (6,918)       (16,943)
                                                      ------         ------

Net income before minority interest                   15,452         44,760


MINORITY INTEREST                                       (116)           (61)
                                                      ------         ------

Net income                                            15,336         44,699
                                                      ======         ======

OTHER COMPREHENSIVE INCOME                             1,756           (285)
                                                       -----           -----
                                                      17,092          44,414
                                                      ======          ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                  FOR THE YEAR ENDED DECEMBER 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                            Year ended December 31,
                                           -------------------------
                                              1999            2000
                                            -------          ------
      NET REVENUES:

      Car rental                            86,385           103,160

      Fleet management                      58,366            97,714

      Franchising                            4,844             6,586

      Used car sales                        84,519            88,995
                                           -------           -------
                                           234,114           296,455
                                           -------           -------


      DEPRECIATION:

      Car  rental                          (13,513)          (19,966)

      Fleet management                     (17,586)          (29,837)

      Other                                 (2,409)           (2,915)
                                            ------            ------
                                           (33,508)          (52,718)
                                            ------            ------


      OPERATING INCOME:

      Car  rental                           30,109            30,180

      Fleet management                      24,231            43,611

      Franchising                            2,154             1,681

      Used car sales                         5,963            18,959

      Corporate expenses                    (8,126)           (9,707)

      Other depreciation                    (2,409)           (2,915)
                                            ------            ------
                                            51,922            81,809
                                            ------            ------


      OPERATING MARGIN:

      Car  rental                            34.9%             29.3%

      Fleet management                       41.5%             44.6%

      Franchising                            44.5%             25.5%

      Used car sales                          7.1%             21.3%

      Total                                  22.2%             27.6%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )
                                                                                  Year ended     Year ended
                                                                                 December 31,   December 31,
                                                         4 Q 1999   4 Q 2000         1999            2000
                                                         --------   --------     ------------    ------------
STATEMENT OF OPERATIONS DATA:

Net revenues:
  Car rental                                               24,815     29,627          86,385        103,160
  Fleet management                                         17,328     26,580          58,366         97,714
                                                           ------     ------         -------        -------
    Total vehicle rental                                   42,143     56,207         144,751        200,874

  Used car sales                                           20,966     26,334          84,519         88,995
  Franchising                                               1,346      2,046           4,844          6,586
                                                           ------     ------         -------        -------
Total net revenues                                         64,455     84,587         234,114        296,455

Direct operating costs and expenses:
  Car rental                                               (6,457)   (12,490)        (30,277)       (37,974)
  Fleet management                                         (5,175)    (3,947)        (12,446)       (18,091)
                                                           ------    -------          ------         ------
    Total vehicle rental                                  (11,632)   (16,437)        (42,723)       (56,065)

  Franchising                                                (801)    (1,931)         (2,690)        (4,697)
  Cost of used car sales                                  (16,738)   (18,212)        (71,566)       (63,152)
                                                          -------    -------         -------        -------
Total direct operating costs and expenses                 (29,171)   (36,580)       (116,979)      (123,914)
                                                          -------    -------         -------        -------
Gross profit                                               35,284     48,007         117,135        172,541
Selling, general and administrative expenses:
  Adverstising, promotion and selling:
    Car rental                                             (2,515)    (3,710)        (12,486)       (15,040)
    Fleet management                                       (2,035)    (1,688)         (4,103)        (6,175)
    Used car sales                                         (1,940)    (2,018)         (6,990)        (6,884)
    Franchising                                                 -       (208)              -           (208)
                                                           ------     ------          ------         ------
      Total adverstising, promotion and selling            (6,490)    (7,624)        (23,579)       (28,307)

  General and administrative expenses                      (2,632)    (2,772)         (8,063)        (9,428)
  Other                                                       216        119             (63)          (279)
                                                            -----     ------          ------         ------
Total selling, general, administrative and other expenses  (8,906)   (10,277)        (31,705)       (38,014)

Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                             (3,141)    (6,855)        (13,513)       (19,966)
    Fleet management                                       (6,011)    (7,255)        (17,586)       (29,837)
                                                           ------     ------          ------         ------
      Total vehicle depreciation expenses                  (9,152)   (14,110)        (31,099)       (49,803)

  Non-Vehicle depreciation and amortization expenses         (713)      (696)         (2,409)        (2,915)
                                                            -----     ------          ------         ------
Total depreciation expenses                                (9,865)   (14,806)        (33,508)       (52,718)
                                                           ------    -------         -------        -------

Operating income                                           16,513     22,924          51,922         81,809

Financial Interest:
   Expense                                                 (6,950)    (4,775)        (25,280)       (22,303)
   Income                                                   4,268      4,806          21,001         16,900
   FND-monetary variation and present value adjustement        35          -             802         (3,472)
   Tax on financial revenues                                 (109)      (343)         (1,141)          (445)
   Monetary variation and exchange loss                    13,523    (10,772)        (60,508)       (17,141)
   Monetary variation and exchange gain                    (5,508)     4,413          35,766          6,620
                                                           ------     ------         -------         ------
      Financial interest (expense) income, net              5,259     (6,671)        (29,360)       (19,841)

Goodwill amortization                                           -       (147)              -           (147)

Nonoperating income (expense), net                           (175)      (124)           (192)          (118)
                                                           ------     ------          ------         ------
Income before taxes and minority interest                  21,597     15,982          22,370         61,703

Income taxes                                               (5,147)    (1,619)         (6,918)       (16,943)

Minority interest                                             (78)         6            (116)           (61)
                                                           ------     ------          ------         ------
Net income (loss)                                          16,372     14,369          15,336         44,699
                                                           ======     ======          ======         ======
OTHER COMPREHENSIVE INCOME                                  1,756       (285)          1,756           (285)
                                                           ------     ------          ------         ------
                                                           18,128     14,084          17,092         44,414
                                                           ======     ======          ======         ======

[CAPTION]
                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

                                                                                  Year ended     Year ended
                                                                                 December 31,   December 31,
STATEMENT OF OPERATIONS DATA                             4 Q 1999   4 Q 2000         1999            2000
                                                         --------   --------     ------------    ------------
OTHER DATA :

EBITDA                                                     26,378    37,730           85,430        134,527

Vehicle Depreciation Expense                               (9,152)  (14,110)         (31,099)       (49,803)
                                                           ------    ------          -------        -------
Adjusted EBITDA                                            17,226    23,620           54,331         84,724
                                                           ======    ======           ======         ======






<strong>Reclassification of Certain Financial Statement Items</strong>

In order to conform with the presentation in the 2000 and in the 1999 financial statements, certain amounts in Localiza's results of operations for 1999 and 2000 have been reclassified.

1 - Reclassification of year ended in December 31, 1999 expenses related to allowance for doubtful accounts from Car Rental(R$99)and Fleet Management (R$133) to Used Car Sales Advertising, Promotion and Selling Expenses in the total amount of R$232.

2 - Reclassification of expenses related to voice and data transmission from general & administrative expenses in the amount of R$374 (4Q1999) and R$1,664 (year 1999) to Car Rental Direct Operating Costs: R$342 (4Q1999) and R$1.519 (year 1999) and Used Car Sales advertising, promotion and selling expenses :
R$32 (4Q1999) and R$145(year 1999). This reclassification was proceeded in the nine months ended in September 30,2000, and consequently is reflected in the year ended in December 31, 2000 in the total amount of R$1,092 from general and administration expenses to Car Rental Direct Operating Costs: R$997 and Used Car Sales advertising, promotion and selling expenses: R$95.

3 - Reclassification of nine months ended in September 30,2000 and consequently of year ended in December 31, 2000 hedge financial expenses from monetary variation and exchange loss to financial interest expenses in the amount of R$883.

4 - Reclassification of 2Q2000 and consequently of year ended in December 31, 2000 expenses related to FND - monetary variation and present value adjustment from financial interest expenses to a specifical account.

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )
                                                                                   Year ended     Year ended
                                                                                  December 31,   December 31,
SELECTED OPERATING DATA:                                 4 Q 1999   4 Q 2000          1999            2000
                                                         --------   --------      ------------    ------------

Fleet at the end of period:
   Car Rental                                               6,178      8,971           6,178          8,971
   Fleet Management                                         8,161     10,850           8,161         10,850
                                                           ------     ------          ------         ------
     Total                                                 14,339     19,821          14,339         19,821

Average Operating Fleet Age (months)                          8.1       10.7             8.5            9.6

Number of Rental Days:
  Car Rental                                              350,339    420,956       1,369,113      1,495,952
  (-)Rental Days to Total Fleet's replacement service     (5,335)    (6,285)        (25,386)       (24,743)
                                                          -------    -------       ---------     ----------
     Total                                                345,004    414,671       1,343,727      1,471,209
  Fleet Management                                        581,520    877,770       1,890,720      3,291,060


Utilization Rates:
  Car Rental                                               75.14%     71.42%          73.28%         74.06%
  Fleet Management                                         94.39%     96.07%          95.68%         97.98%

Numbers of Cars Purchased:
  Car Rental                                                1,410      4,022           4,682          7,199
  Fleet Management                                          2,153      1,525           5,968          4,612
                                                            -----      -----          ------         ------
     Total                                                  3,563      5,547          10,650         11,811

Average Purchase Price                                      14.39      14.82           14.36          15.41

Total Investment in Fleet                                51,278.1   82,198.1       152,945.7      182,000.6


Numbers of Cars Sold:
  Car Rental                                                  904      1,366           4,851          4,330
  Fleet Management                                            800        452           2,382          1,843
                                                            -----      -----          ------          -----
     Total                                                  1,704      1,818           7,233          6,173

Average Car Price                                           11.92      13.77           11.40          13.91

Depreciation per car...(R$)                               3,072.9    3,408.4         2,931.5        3,353.8

Average Annual Revenue per Owned
 Car in Operation......(R$)
  Car Rental                                             19,427.2   18,397.8        16,875.4       18,691.4
  Fleet Management                                       10,124.9   10,472.8        10,632.5       10,472.6

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service)    71.93      71.45           64.29          70.12
  Fleet Management                                          29.80      29.93           30.87          29.60